U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0506
Helios Strategic Mortgage Income Fund, Inc.
Re: Amendment to Rule 17g-1(g) Fidelity Bond Filing
Ladies and gentlemen:
On behalf of Helios Strategic Mortgage Income Fund, Inc. (the “Fund”), enclosed herewith for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as amended, are the following:
1.	A copy of the rider to the fidelity bond covering the Fund, changing the name of the assured from The Hyperion Brookfield Strategic Mortgage Income Fund, Inc. to Helios Strategic Mortgage Income Fund, Inc.

2.	Resolutions from the Board of Directors approving the name change without affecting the amount, type, form and coverage of the Fidelity Bond.
If you have any questions regarding this submission, please do not hesitate to call me at 212.549.8400.
Very truly yours,
Helios Strategic Mortgage Income Fund, Inc.

/s/ Jonathan C. Tyras
Jonathan C. Tyras
Secretary

Helios Strategic Mortgage Income Fund, Inc.
Secretary’s Certificate regarding Fidelity Bond Approval.
The undersigned, Jonathan C. Tyras, Secretary of Helios Strategic Mortgage Income Fund, Inc., a Maryland corporation, does hereby certify that:
1.	This certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of a rider to the Fund’s fidelity bond (the “Bond”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for the purposes of the filing.
2.	The undersigned is the duly elected, qualified and acting Secretary of the Fund and has custody of the corporate records of the Fund and is a proper officer to make this certification.
3.	Attached hereto as Exhibit I is a copy of the resolutions approved by the Board of Directors of the Fund, including a majority of the Board of Directors who are not “interested persons” of the Fund, approving the amount, type, form and coverage of the Bond.
4.	Attached hereto as Exhibit II is a copy of the resolutions approved by the Board of Directors of the Fund, including a majority of the Board of Directors who are not “interested persons” of the Fund, approving Helios Strategic Mortgage Income Fund, Inc.’s name change.

5.	Premiums have been paid for the period July 30, 2008 to July 30, 2009.
IN WITNESS WHEREOF, I have executed this certificate this twenty-third day of April, 2009

/s/ Jonathan C. Tyras
Jonathan C. Tyras
Secretary

EXHIBIT I
THE HYPERION BROOKFIELD TOTAL RETURN FUND, INC.
THE HYPERION BROOKFIELD STRATEGIC MORTGAGE INCOME FUND, INC.
HYPERION BROOKFIELD COLLATERALIZED SECURITIES FUND, INC.
HYPERION BROOKFIELD INCOME FUND, INC.
Excerpt of Minutes of a meeting of the Board of Directors Held on June 26, 2008
Review and Renewal of Joint Fidelity Bond and Participation in Joint Fidelity Bond Agreement among the Funds
Following discussion, and on a motion duly made and seconded, the Board unanimously approved the following resolution:
WHEREAS, the Fund has previously satisfied the fidelity bond coverage requirements of Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”) by participating in a joint fidelity bond (the “Joint Fidelity Bond”); and
WHEREAS, in connection with the participation in the Joint Fidelity Bond, The Hyperion Brookfield Strategic Mortgage Income Fund, Inc., The Hyperion Brookfield Total Return Fund, Inc. Hyperion Brookfield Income Fund, Inc. and Hyperion Brookfield Collateralized Securities Fund, Inc. (the “Hyperion Fund Complex”) have entered into a Joint Fidelity Bond Agreement (the “Joint Fidelity Bond Agreement”) providing for the allocation of premiums and minimum levels of recoveries among the Hyperion Fund Complex; and
WHEREAS, it is proposed that the Joint Fidelity Bond be continued for a one year period from July 30, 2008 through July 30, 2009, and that the Funds continue to satisfy the fidelity bond coverage requirement under the 1940 Act through participation in the continuance of the Joint Fidelity Bond; and
WHEREAS, it is also proposed, in connection with the continuance of the Joint Fidelity Bond, that the Fund enter into a new Joint Fidelity Bond Agreement on substantially the same terms and conditions as contained in the current Joint Fidelity Bond Agreement, which new Joint Fidelity Bond Agreement shall be in substantially the form presented to the Board.
NOW, THEREFORE, BE IT RESOLVED, that the Joint Fidelity Bond be continued for a one year period from July 30, 2008 to July 30, 2009, and that the Funds continue to satisfy the fidelity bond coverage requirements under the 1940 Act through participation in the continuance of the Joint Fidelity Bond; and be it further
RESOLVED, that, in connection with the continuance of the Joint Fidelity Bond, the Fund is authorized to enter into a new Joint Fidelity Bond Agreement on substantially the same terms and conditions as contained in the current Joint Fidelity Bond Agreement, which the new Joint Fidelity Bond Agreement shall be in substantially the form presented to the Board; and be it further
RESOLVED, that the Fund’s officers are severally authorized to execute and deliver such documents as may be required to effectuate the foregoing resolutions, to pay any premium as may from time to time be required, and to take such further action as may be required by any applicable laws, rules or regulations in connection with implementing any of the foregoing resolutions.

EXHIBIT II
RESOLUTION ADOPTED
BY
UNANIMOUS WRITTEN CONSENT
OF THE BOARD OF DIRECTORS
OF
THE HYPERION BROOKFIELD STRATEGIC MORTGAGE INCOME FUND, INC.
The undersigned, being all of the members of the Board of Directors of The Hyperion Brookfield Strategic Mortgage Income Fund, Inc. (the “Fund”), a Maryland corporation registered as a closed-end investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), acting pursuant to the authority of Section 2-408(c) of the Maryland General Corporation Law, hereby consent to the adoption of the following resolutions with the same force and effect as if they had been approved and adopted at a duly convened meeting of the Board of Directors of the Fund and direct that this Unanimous Written Consent be filed with the minutes of the proceedings of the Board of Directors of the Fund:
RESOLVED, that the Board of Directors of the Fund deems it advisable that the name of the Fund be changed to Helios Strategic Mortgage Income Fund, Inc.; and be it further
RESOLVED, that the Articles of Incorporation of the Fund be amended to change the name of the Fund to Helios Strategic Mortgage Income Fund, Inc. and that each of the officers of the Fund is hereby authorized and directed to file all certificates, documents and papers necessary and to do all acts required to effect the aforesaid amendment; and be it further
RESOLVED, that the Articles of Amendment to the Fund’s Articles of Incorporation be, and hereby are, approved in substantially the form attached hereto as Exhibit A, with such changes as the officers of the Fund deem to be necessary or desirable; and be it further
RESOLVED, that the filing with the Maryland State Department of Assessments and Taxation of the Articles of Amendment in the form attached hereto as Exhibit A, and any and all other action or payment of any related filing fees is hereby approved; and be it further
RESOLVED, that the proper officers of the Fund are authorized and empowered to take all actions deemed necessary or advisable to effect such amendment and restatement to the Fund’s Articles of Incorporation and to make any filings necessary or advisable in connection with such Articles of Amendment, including, but not limited to, filing CUSIP applications and NYSE Supplemental Listing Applications to reflect such name change.

THE HYPERION BROOKFIELD STRATEGIC MORTGAGE INCOME FUND, INC.
ARTICLES OF AMENDMENT
The Hyperion Brookfield Strategic Mortgage Income Fund, Inc., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland (the “Department”) that:
FIRST: The charter of the Corporation is hereby amended to change the name of the Corporation to:
Helios Strategic Mortgage Income Fund, Inc.
SECOND: The amendment of the charter of the Corporation as hereinabove set forth was approved by a majority of the entire board of directors and the amendment was limited to a change expressly authorized by § 2-605 of the Maryland General Corporation Law to be made without action by the stockholders.
THIRD: These Articles of Amendment will be effective at 08:00 a.m. on December 29, 2008, or such later date as the Department accepts the Articles of Amendment for record.
The undersigned acknowledges these Articles of Amendment to be the corporate act of the Corporation and states that, to the best of his or her knowledge, information and belief, the matters and facts set forth therein with respect to the authorization and approval thereof are true in all material respects and that this statement is made under penalties of perjury.
[signature page follows]

IN WITNESS WHEREOF, the Corporation has caused this amendment to be signed in its name and on its behalf by its President and attested by its Secretary on the 2nd day of December, 2008.

THE HYPERION BROOKFIELD STRATEGIC
ATTEST:	MORTGAGE INCOME FUND, INC.

/s/ Jonathan C. Tyras	By:	/s/ Clifford E. Lai
Jonathan C. Tyras, Secretary		Clifford E. Lai President

FEDERAL INSURANCE COMPANY

Endorsement No.: 8

Bond Number: 82047607
NAME OF ASSURED: THE HYPERION BROOKFIELD TOTAL RETURN FUND, INC.
DELETE AN ENDORSEMENT
It is agreed that this Bond is amended by deleting Endorsement Number(s) 6 in its entirety.
This Endorsement applies to loss discovered after 12:01 a.m. on December 29, 2008.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.
Date: February 6, 2009
ICAP Bond
Form 17-02-5647 (Ed. 11-03)

FEDERAL INSURANCE COMPANY

Endorsement No: 9

Bond Number: 82047607
NAME OF ASSURED: THE HYPERION BROOKFIELD TOTAL RETURN FUND, INC.
NAME OF ASSURED ENDORSEMENT
It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:
Helios Total Return Fund, Inc. f/k/a The Hyperion Brookfield Total Return Fund, Inc.
Helios Strategic Mortgage Income Fund, Inc. f/k/a The Hyperion Brookfield Strategic Mortgage Income Fund Inc.
Hyperion Brookfield Income Fund, Inc.
Hyperion Brookfield Collateralized Security Fund, Inc.
This Endorsement applies to loss discovered after 12:01 a.m. on December 29, 2008.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.
Date: February 6, 2009

ICAP Bond Form 17-02-0949 (Rev. 1-97)	Page 1